This filing is made pursuant to Rule 424(b)(2)
under the Securities Act of 1933 in connection with
Registration No. 333-191021.

PRICING SUPPLEMENT

(To Prospectus dated September 5, 2013 and

Prospectus Supplement dated August 10, 2015)

$1,000,000,000

$700,000,000 1.700% Medium-Term Notes, Series A, due February 22, 2019

$300,000,000 Floating Rate Medium-Term Notes, Series A, due February 22, 2019

We are offering $700,000,000 aggregate principal amount of 1.700% Medium-Term Notes, Series A, due February 22, 2019 (the “2019 Fixed Rate Notes”) and $300,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series A, due February 22, 2019 (the “2019 Floating Rate Notes” and, together with the 2019 Fixed Rate Notes, the “Notes”). The Notes will be our general unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2019 Fixed Rate Notes on February 22 and August 22 of each year and at maturity. We will pay interest on the 2019 Floating Rate Notes on February 22, May 22, August 22 and November 22 of each year and on the maturity date. The first interest payment on the 2019 Fixed Rate Notes will be on August 22, 2016 and the first interest payment on the 2019 Floating Rate Notes will be on May 22, 2016. We may redeem some or all of the 2019 Fixed Rate Notes at any time at our option at the applicable redemption price set forth in this pricing supplement under “Description of the Notes—Optional Redemption.” The 2019 Floating Rate Notes will not be redeemable before their maturity.

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” on page S-1 of the prospectus supplement and in our Annual Report on Form 10-K for the year ended March 31, 2015, as updated by our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the Securities and Exchange Commission.

	2019 Fixed Rate Notes		2019 Floating Rate Notes
	Per Note	Total	Per Note	Total
Public offering price(1)	99.980%	$699,860,000	100.000%	$300,000,000
Underwriting discount	0.225%	$1,575,000	0.225%	$675,000
Proceeds, before expenses, to AHFC	99.755%	$698,285,000	99.775%	$299,325,000

(1)	Plus accrued interest, if any, from February 23, 2016, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry only form through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about February 23, 2016.

Joint Book-Running Managers

BofA Merrill Lynch	Citigroup	J.P. Morgan	SOCIETE GENERALE

Co-Managers

BNP PARIBAS	Mizuho Securities	RBC Capital Markets	TD Securities	US Bancorp

The date of this pricing supplement is February 18, 2016.

Pricing Supplement

In this pricing supplement, unless otherwise indicated by the context, “AHFC,” “we,” “us” and “our” refer solely to American Honda Finance Corporation (excluding its subsidiaries). AHFC is the issuer of all of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement or prospectus shall have the meanings assigned to them in the prospectus supplement or prospectus, as applicable.

This pricing supplement does not contain complete information about the offering or terms of the Notes. No one may use this pricing supplement to offer and sell the Notes unless it is accompanied or preceded by the prospectus supplement and the prospectus. We are responsible only for the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus, the documents incorporated by reference herein and therein, and any related free writing prospectus issued or authorized by us. We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may give you. You should assume that the information included in this pricing supplement, the accompanying prospectus supplement and prospectus, or incorporated by reference herein or therein, is accurate as of the date on the front cover of this pricing supplement, the accompanying prospectus supplement or prospectus, or the document incorporated by reference, as applicable. Our business, financial condition, results of operations, liquidity, cash flows and prospects may have changed since then. We are not making an offer to sell the Notes offered by this pricing supplement in any jurisdiction where the offer or sale is not permitted.

It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus supplement and prospectus in making your investment decision. You should also read and consider the information contained in the documents identified in “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC” in the accompanying prospectus.

PS-i

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes each tranche of Notes being offered;

•	the accompanying prospectus supplement which describes AHFC’s Medium-Term Notes, Series A; and

•	the accompanying prospectus which describes generally certain debt securities of AHFC.

This description supplements, and to the extent inconsistent supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the AHFC’s Medium-Term Notes, Series A described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured, unsubordinated obligations;

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding;

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series A previously issued or issued in the future;

•	will be denominated and payable in U.S. dollars; and

•	will be issued in minimum denominations of $2,000 and increased in multiples of $1,000.

The 2019 Fixed Rate Notes:

The following terms apply to the 2019 Fixed Rate Notes:

Principal Amount: $700,000,000

Trade Date: February 18, 2016

Original Issue Date: February 23, 2016

Stated Maturity Date: February 22, 2019

Interest Rate: 1.700% per annum, plus accrued interest, if any, from February 23, 2016

Interest Payment Dates: Each February 22 and August 22, beginning on August 22, 2016 (short first coupon), and at Maturity

Day Count Convention: 30/360

Business Day Convention: If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and is also a day on which commercial banks are open for business in London.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WBA8 / US02665WBA80

The 2019 Floating Rate Notes:

The following terms apply to the 2019 Floating Rate Notes:

Principal Amount: $300,000,000

Trade Date: February 18, 2016

Original Issue Date: February 23, 2016

Stated Maturity Date: February 22, 2019

Interest Category: Regular Floating Rate Note

Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters Page LIBOR01

Index Maturity: 3 Month

Initial Interest Rate: The initial interest rate will be based on 3 month LIBOR determined on February 19, 2016 plus the Spread, accruing from February 23, 2016.

Initial Interest Reset Date: May 22, 2016

Interest Reset Dates: Each Interest Payment Date

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date

Interest Payment Dates: Each February 22, May 22, August 22 and November 22, beginning on May 22, 2016 (short first coupon), and on the Stated Maturity Date

Spread: +82.5 bps

Designated LIBOR Currency: U.S. dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following; provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day.

Business Day: New York and London

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WBB6 / US02665WBB63

Optional Redemption

The 2019 Floating Rate Notes are not subject to optional redemption.

The 2019 Fixed Rate Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the 2019 Fixed Rate Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2019 Fixed Rate Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the 2019 Fixed Rate Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of such Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and a primary U.S. government securities dealer selected by SG Americas Securities, LLC, or their respective affiliates, and one other primary U.S. Government securities dealer selected by us; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not more than 60 nor less than 30 days before the redemption date to each holder of 2019 Fixed Rate Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2019 Fixed Rate Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the holders of the Notes, create and issue additional notes having the same ranking, interest rate, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as a particular tranche of Notes, as applicable, except for (1) the original issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series A previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities, under the indenture or otherwise, ranking equally with the Notes and our other Medium-Term Notes, Series A.

Book-Entry Notes and Form

Each tranche of Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depositary, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

MATERIAL UNITED STATES FEDERAL INCOME TAXATION

As discussed in the section of the accompanying prospectus supplement entitled “Material United States Federal Income Taxation,” U.S. Treasury regulations issued under legislation generally referred to as “FATCA” provide that no withholding tax under FATCA will be imposed with respect to payments of gross proceeds from the disposition of debt obligations prior to January 1, 2017. The IRS has announced in September 2015 that it intends to amend these regulations so that no withholding tax under FATCA will be imposed with respect to payments of gross proceeds from the disposition of debt obligations prior to January 1, 2019. You should consult your tax adviser regarding the possible implications of FATCA for your investment in the Notes.

For other material U.S. federal income tax consequences of ownership and disposition of the Notes, please see the section of the accompanying prospectus supplement entitled “Material United States Federal Income Taxation.”

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated February 18, 2016 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement, dated September 25, 2013, between us and the agents named in the prospectus supplement, as supplemented by the Agent Accession Letter of Morgan Stanley & Co. LLC, dated February 5, 2014, and the corresponding Confirmation Letter of AHFC, dated February 5, 2014, and the Agent Termination Letter, dated February 5, 2014, between us and Mitsubishi UFJ Securities (USA), Inc., and as amended by the Letter Agreement, dated February 12, 2014, and the Letter Agreement, dated August 10, 2015 (as amended and supplemented, the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principal, the respective principal amounts of each tranche of Notes set forth below opposite their names.

Underwriter	Aggregate Principal Amount of 2019 Fixed Rate Notes	Aggregate Principal Amount of 2019 Floating Rate Notes
Citigroup Global Markets Inc.	$148,750,000	$63,750,000
J.P. Morgan Securities LLC	148,750,000	63,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	148,750,000	63,750,000
SG Americas Securities, LLC	148,750,000	63,750,000
BNP Paribas Securities Corp.	21,000,000	9,000,000
Mizuho Securities USA Inc.	21,000,000	9,000,000
RBC Capital Markets, LLC	21,000,000	9,000,000
TD Securities (USA) LLC	21,000,000	9,000,000
U.S. Bancorp Investments, Inc.	21,000,000	9,000,000

Total	$700,000,000	$300,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in one or more tranches of Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for any tranche of Notes will develop, continue or be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed 0.150% of the principal amount of the 2019 Fixed Rate Notes or 0.150% of the principal amount of the 2019 Floating Rate Notes, as applicable. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.100% of the principal amount of the 2019 Fixed Rate Notes or 0.100% of the principal amount of the 2019 Floating Rate Notes, as applicable. After the initial offering of the Notes to the public, Citigroup Global Markets Inc., on behalf of the Underwriters, may change the public offering prices, concessions and reallowances of the Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SG Americas Securities, LLC, on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in a tranche of Notes in connection with this offering by selling more Notes of such tranche than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes of such tranche in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of such Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for AHFC and its subsidiaries, for which they received or will receive customary fees and expenses. In addition, certain affiliates of the Underwriters are or have been lenders under AHFC’s and its subsidiaries’ credit facilities and term loans, for which they have received or will receive fees under agreements they have entered into with AHFC or its subsidiaries.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of AHFC or its subsidiaries. If any of the Underwriters or their affiliates have a lending relationship with AHFC or its subsidiaries, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to AHFC or its subsidiaries consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in AHFC’s or its subsidiaries’ securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

AHFC has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. AHFC has also agreed to reimburse the Underwriters for certain expenses.

LEGAL MATTERS

In the opinion of Catherine M. McEvilly, as counsel to AHFC, when the Notes offered by this pricing supplement and accompanying prospectus supplement and prospectus have been executed and issued by AHFC and authenticated by the trustee pursuant to the Indenture, dated as of September 5, 2013, as supplemented, between AHFC and Deutsche Bank Trust Company Americas, as trustee (the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of AHFC, enforceable against AHFC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated September 5, 2013 and filed as Exhibit 5.1 to AHFC’s Registration Statement on Form S-3 (File No. 333-191021) filed with the Securities and Exchange Commission on September 6, 2013.